Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 18
DATED MARCH 7, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 18 supplements certain information contained in our prospectus dated August 31, 2005 as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 14 dated January 25, 2006, Supplement No. 15 dated February 2, 2006, Supplement No. 16 dated February 15, 2006 and Supplement No. 17 dated February 27, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Business and Policies” and “Plan of Distribution” as described below.  You should read this Supplement No. 18 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Information Regarding our Offering in Pennsylvania

As of February 28, 2006, the State of Pennsylvania cleared us to offer and sell our common stock in that State; as a result, our offering is now cleared in all “blue sky” jurisdictions.  However, as a condition for clearing our offering in the State of Pennsylvania, the Pennsylvania Securities Commission has required us to undertake to amend Article XIV of our Third Articles of Amendment and Restatement (the “Articles”), as described below.  Our board has adopted a resolution to amend, and to recommend that our stockholders approve the amendments to, Article XIV of our Articles.  These amendments would impact the approvals needed by us to complete a merger.

If our Articles are amended, our board will no longer have the ability to approve, without stockholder approval, a potential merger in which we will issue common stock as consideration in the merger.  Under the amended Articles, we will, however, continue to be permitted to engage in a merger without stockholder approval where the merger is effected through a wholly-owned subsidiary and the consideration is solely cash, except for any merger with an affiliate of our sponsor, Inland Real Estate Investment Corporation (“IREIC”).

As described in our prospectus, we were formed to acquire commercial real estate, primarily retail properties and multi-family, office and industrial buildings, located in the United States or Canada.  We also may seek to acquire publicly traded or privately owned entities that own commercial real estate assets.  These entities may include REITs and other “real estate operating companies,” such as real estate management companies and real estate development companies.  We anticipate that each acquired entity would be operated as either a wholly-owned or controlled subsidiary.

A company, referred to as the “parent,” generally may complete a merger in one of two ways: directly or through a subsidiary.  In a direct, two-party merger, the parent company merges with and into a second entity (or the other entity merges with and into the parent company) so that the surviving entity becomes liable for the debts and other liabilities of the other party to the merger.  Both parties must obtain the approval of their stockholders.  In a subsidiary merger, however, a parent company effects the transaction through a wholly-owned subsidiary, whereby the subsidiary merges with and into a third party or vice versa.  The subsidiary or third party survives the merger and becomes a wholly-owned subsidiary of the parent company.  If done through a subsidiary, the parent company does not assume or become directly liable for the debts or other liabilities of the acquired entity.  This subsidiary merger may be used for tax or other regulatory reasons.  The parent company typically will issue its stock or fund any cash payment to be made in the subsidiary merger.  Under Maryland General Corporation Law, as amended (“MGCL”), a parent company that engages in a subsidiary merger need not obtain the approval of its stockholders; only the subsidiary must obtain stockholder approval.  The parent company, as the sole stockholder of the subsidiary, would thus vote on the merger through the action of its board of directors.

Presently, under Section 14.2 of our Articles, subject to certain restrictions and limitations set forth in our Articles, our board of directors must obtain stockholder approval in order to engage in a merger, consolidation or share exchange of the company, except to the extent permitted by the MGCL.  Therefore, because the MGCL permits a company to engage in a subsidiary merger without stockholder approval, under our present Articles we may engage in a merger involving one of our subsidiaries without obtaining stockholder approval.  The proposed amendments to our Articles delete the exception for transactions otherwise permitted by the MGCL, at least as to mergers where we would issue stock.  The effect of the proposed amendments is that we will need to obtain stockholder approval for any potential merger involving one of our subsidiaries in which we will issue common stock as consideration in the merger.  Under the proposed amendments to the Articles, we will, however, continue to be permitted to fund the cash portion of any merger accomplished through a subsidiary without stockholder approval, except for any merger with an affiliate of IREIC.

Our board of directors has discussed the proposed amendments.  In our board’s view, although the amendments may make it more difficult and costly for us to complete a merger where stock is used as consideration, the amendments are nevertheless desirable and should be approved by our stockholders.  If our stockholders vote to approve this proposal at our annual meeting of stockholders, to be held April 21, 2006, we will file the amended Articles, the Fourth Articles of Amendment and Restatement, with the State Department of Assessments and Taxation of Maryland (the “SDAT”).  The amendment and restatement of our Articles will become effective upon the acceptance of the Fourth Articles of Amendment and Restatement by the SDAT.

If this proposal is not approved by our stockholders at the annual meeting, we have assured the Pennsylvania Securities Commission that we immediately will cease making offers and sales of our securities to Pennsylvania residents and that we will not offer or sell our securities in the State of Pennsylvania in the future.  Additionally, pursuant to Section 504 of the Pennsylvania Securities Act of 1972, as amended, and the regulations promulgated thereunder, we have agreed to extend to all residents of the State of Pennsylvania that have previously purchased our shares, a written offer of rescission stating that the amendment has not been adopted, advising the purchasers of their rights and offering to repurchase each purchaser’s shares for cash, payable on delivery of the shares, equal to the consideration paid, plus interest at the legal rate from the date of payment, less the amount of any distributions received, for the shares.  If a purchaser no longer owns the shares, we will offer to pay the purchaser, upon acceptance of the offer of rescission, an amount in cash equal to the damages computed in accordance with the applicable provisions of the Pennsylvania Securities Act of 1972.  We will permit all Pennsylvania purchasers to accept the offer of rescission at any time within a period of thirty days after the date on which the purchaser receives the offer.  Thus, if this proposal is not approved by our stockholders, we may have to return monies to investors who are residents of the State of Pennsylvania.  Doing so, however, could have a material adverse effect on our business and financial condition.

Additional information regarding the clearance of our offering in Pennsylvania, including the text of Section 14.2 of our Articles as proposed to be amended, is included in our preliminary proxy statement, as filed with the Securities and Exchange Commission on March 2, 2006.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading “Business and Policies,” which begins on page 107 of the prospectus.  A new subsection titled “Description of Real Estate Assets” has been added by Supplement No. 13 after the discussion of “Other Policies,” which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below:

Southgate Apartments, Louisville, Kentucky

On March 2, 2006, a wholly-owned subsidiary of MB REIT acquired a fee simple interest in approximately 14.4 acres of property in Louisville, Kentucky that contains an existing apartment complex known as Southgate Apartments.  The property has eleven three-story apartment buildings containing 256 apartment units and 33 garage spaces in the aggregate.  There are 116 one-bedroom units and 140 two-bedroom units.  Some of the units are two levels with a loft area.  The apartment complex is located at 10960 Southgate Manor Drive in Louisville, Kentucky.  This property is located in the metropolitan Louisville market and South Central submarket.  There are at least five comparable apartment rental properties in the submarket that might compete with this property.

MB REIT purchased this property from an unaffiliated third party, Southgate Group, LLC, for an aggregate purchase price of approximately $19.5 million.  MB REIT purchased this property for cash but may later borrow monies using this property as collateral.  MB REIT does not intend to make significant repairs or improvements over the next few years.  MB REIT is of the opinion that the property is adequately covered by insurance.

No tenant occupies ten percent or more of the rentable square footage.  Because the property contains apartments, no principal business, occupation or profession being carried on in, or from, the building is apparent.

Real estate taxes paid for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $134,300.  The real estate taxes paid were calculated by multiplying the assessed value of Southgate Apartments by a tax rate of 9.84%.

For federal income tax purposes, the depreciable basis in this property will be approximately $14.6 million.  MB REIT calculates depreciation expense for tax purposes by using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 27.5 and 20 years, respectively.

Southgate Apartments was built during 2001 and 2002.  As of March 1, 2006, based on information provided by the seller, this property was ninety-five (95%) occupied, with approximately 244 units leased.  Based on information provided by the seller, with the exception of forty (40) leases that expire during 2007 and one lease that expires during 2009, all leases expire during 2006.

The table below sets forth certain information with respect to the occupancy rate at Southgate Apartments expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year ending December 31,	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)

2005	98%	9.25
2004	66%	9.51
2003	57%	9.17
2002	61%	9.28
2001	7%	9.74

The following table sets forth the expected schedule of lease expirations, based on information provided by the seller.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	203	192,196	1,731,780	83.41%	2,076,180	$9.01
2007	40	34,567	335,400	97.39%	344,400	$9.19
2008	0	-	-	-	9,000	-
2009	1	1,068	9,000	100.00%	9,000	$8.43

Loan Transactions

Thermo Process Systems Facility; Sugar Land, Texas

On March 3, 2006, a subsidiary of MB REIT, MB Sugar Land Gillingham Limited Partnership (referred to herein as MBSLG), entered into loan documents as the borrower of approximately $8.2 million from Nomura Credit & Capital, Inc. (referred to herein as Nomura).  MBSLG’s obligations are secured by a first priority mortgage on the property commonly known as the Thermo Process Systems facility located at 1410 Gillingham Lane in Sugar Land, Texas.  MBSLG also granted a security interest to Nomura in, among other things, certain tangible and intangible personal property interests of MBSLG related to the property.  The Thermo Process Systems property was acquired by MBSLG on or about January 17, 2006.

The loan bears interest at the rate of 5.24% per annum.  MBSLG is required to make interest-only payments on a monthly basis in the amount of $35,811.03 until the loan matures on March 11, 2031.  After March 11, 2011, MBSLG is also required to pay Nomura any excess cash flow for the calendar month preceding the payment date.  Each payment of excess cash flow, together with any remaining amount of the monthly payment amount paid on that date after the payment of interest on the outstanding principal balance of the loan at the aforementioned interest rate, will be applied first to the prepayment of outstanding principal until the loan has been paid in full, and next to the payment of interest accrued and unpaid according to a formula provided for in the loan agreement.  Upon maturity, MBSLG will pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due under any of the loan documents.  MBSLG may, in certain circumstances, prepay the unpaid principal balance of the loan three years after Nomura securitizes the loan.  Nomura is not required to securitize the loan.  In addition, beginning on the payment date that is three months prior to March 11, 2011, and through the maturity date, MBSLG may, at its option, prepay the loan in whole or in part without any prepayment penalty.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, subject to customary cure rights granted to MBSLG, Nomura may declare the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premium , late charges and other amounts, to be immediately due and payable.

MBSLG has also agreed to indemnify Nomura against losses suffered by Nomura arising from, among other things, the presence or release of hazardous substances on the property.  MB REIT has agreed to guaranty the obligations of MBSLG under the loan documents, including the environmental indemnity given by MBSLG.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of March 6, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	24,108,167	241,081,670	25,313,575	215,768,095

	24,128,167	241,281,670	25,313,575	215,968,095

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.